TSX:GNG
www.goldengoliath.com

Corporate Update

Vancouver, Canada, January 28, 2014 Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

The Company continued exploration activities within the old San Martin mine workings on its 100% owned San Timoteo property throughout most of 2013.

San Martin is a past producer of high grade silver and gold which developed over several levels. By far, the largest level, is the 500 adit level, which is over 550 metres long and is the only old tunnel in the Uruachic camp that is known to have used rail tracks. The 500 level is also the largest diameter of any of the old tunnels, which reflects its importance to the past miners.

Although Company-wide cost cutting measures have been in effect for over 1 year, throughout most of 2013 GNG personnel conducted a comprehensive and detailed program of underground rehabilitation, geological and structural mapping, clay mineralogy studies and rock sampling within all of the old levels of the San Martin mine. The regional structural and tectonic setting was also studied. Rehabilitation and cleaning, which covered a length of 1,584 metres of old workings, was done with local labour in order to keep costs down. The work expanded and confirmed earlier findings that these working host very significant epithermal gold and silver mineralization, which occurred in several stages, with higher grade shoots as well as manto-style zones. There is also evidence of deeper porphyry-related potential.

The comprehensive sampling program included the collection of 1,125 chip and channel samples from the walls of the underground workings, covering all of the different zones and styles of mineralization. Of these, a total of 671 were analyzed, with the others held in reserve for future infill and confirmation analysis.

Three main mineralized shoots and two manto, or horizontal horizon, zones were identified by the program.

The La Cascada and Pozo de Agua trends varies from 30 to 70 metres wide and is identifiable from existing data, for a vertical extent of at least 300 metres. Examples of sample results from these zones are reproduced below.

La Cascada Samples

Sample #	Au g/t	Ag g/t	Width (m)
160584	1.125	37	1.0
160585	1.240	64	0.6
160586	0.816	19	0.55
246414	0.825	21	0.9
246440	0.667	132	1.25
160551	1.925	271	0.6
160584	1.125	37	1.0
160585	1.240	64	0.6
160586	0.816	20	0.55
246265	0.663	21	0.55
246278	0.466	5	1.05
246284	1.355	48	0.65

The El Manantial trend ranges from 20 to 30 metres wide with a known height of 200 metres.

Manantial Samples

SAMPLE #	Au g/t	Ag g/t	Width (m)
246015	0.710	2,030	0.9
246018	0.063	252	0.6
246953	0.911	593	0.5
246954	1.805	505	0.5
246957	0.374	185	0.5
246962	0.361	434	0.5
246963	0.738	142	0.5

Pozo de Agua samples

Sample #	Au g/t	Ag g/t	Width (m)
160747	1.340	150	0.6
160748	0.548	978	0.9
160751	0.390	477	0.55
160752	0.297	416	0.6
160761	3.970	453	0.7
160763	4.020	348	0.75
160771	1.735	644	0.7

In addition to these vertical structures two more horizontal, manto-style, zones were also identified. These are known as Manto La Cascada and Manto Salon.

The Manto La Cascada is an argillically altered horizon near the contact of an intrusive dike. The limits of the horizontal projections are unknown, but the grade where it has been sampled is quite significant.

Manto La Cascada

Sample #	Au g/t	Ag g/t	Width (m)
160747	1.340	150	0.6
160748	0.548	978	0.9
160751	0.390	477	0.55
160752	0.297	416	0.6
160761	3.970	453	0.7
160763	4.020	348	0.75
160771	1.735	644	0.7

The Company is very pleased with the results to date and work is still underway to plot the data in 3D format to better understand the potential at depth.

The Company has working capital to continue this effort and looks to advance its Las Bolas property and Nopalera property, which is contiguous to Fresnillo PLC’s new world class Orisyvo discovery, by way of partnerships, strategic alliances and possible equity financing depending on market conditions.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

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